

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

October 14, 2010

Via Facsimile and U.S. Mail

John Erickson, Esq.
Collette Erickson Farmer & O'Neill LLP
235 Pine Street, Suite 1300
San Francisco, CA 94104

 Re: **CoSine Communications, Inc.**
 Amendment No. 1 to Schedule 13E-3 filed October 12, 2010
 File No. 5-60229
 Amendment No. 1 to Schedule 14A filed October 12, 2010
 File No. 0-30715

Dear Mr. Erickson:

 We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

 1. We note your responses to comments one and two in our letter dated September 30, 2010; however, we reissue our comments. We note that Mr. Howard, Steel Partners, L.P. and Steel Partners II, LP appear to control the issuer given their significant ownership percentage and board representation. In addition to the continued board representation, it appears that the Steel entities control the issuer's management given that Mr. Gibson serves as and will continue to be the sole officer by virtue of the services agreement pursuant to which the issuer pays a monthly fee to a Steel affiliate in return for Mr. Gibson's services as Chief Executive Officer, Chief Financial Officer, Secretary, Principal Executive Officer and Principal Accounting Officer. Furthermore, we note that it appears that the

decision to conduct a going private transaction was made earlier in 2010 by "management" before the special committee was formed.

2. We note your response to comment three in our letter dated September 30, 2010 and your revised disclosure. Please revise throughout your document to clarify the effect of the reverse stock split on your record holders and beneficial owners, rather than in terms of "registered stockholder," "Registered Stockholder Nominee," and "Record Holder Nominee." In this regard, please revise to state that beneficial owners who hold fewer than 500 shares in their own name as record holders will be cashed out in the reverse stock split. In addition, please revise to state that beneficial owners, whose nominees hold shares in an account with Cede & Co., will continue to hold common shares regardless of the number of shares held in street name. Please also revise throughout your document to clarify whether the following shareholders will also be cashed out in the reverse stock split:

    - Beneficial owners holding fewer than 500 shares in street name when their nominee, which is the record holder, holds fewer than 500 shares on an aggregated basis and the nominee does not hold the shares in an account with Cede & Co.

    - Beneficial owners holding fewer than 500 shares in street name, but their nominee, which is the record holder, holds more than 500 shares on an aggregated basis and the nominee does not hold the shares in an account with Cede & Co.

    Furthermore, in an appropriate location, please state whether a reverse stock split with this disparate treatment of beneficial owners who hold shares in their own name as opposed to those who hold shares in street name is permitted under state law.

Effects of the Transaction, page 4

3. We note that in the last bullet point you state that your directors, executive officer, and 10% stockholders collectively own 50.15% and their ownership will increase to 50.25%; however, according to the beneficial ownership table, these percentages should be 50.97% and 51.1%, respectively. Please revise throughout your document.

Background of the Transaction, page 22

4. We note your response to comment nine in our letter dated September 30, 2010. Rather than referring to the treatment of "registered stockholders," please revise to clarify why the board decided to apply the reverse stock split only to common

shares held by record holders who hold shares in their own name as opposed to those who hold common shares through a nominee.

Effects of the Transaction, page 28

5. Please revise to clarify that the reverse stock split will mainly affect beneficial owners who hold fewer than 500 shares in their own name.

Valuation Analysis of Financial Advisor, page 40

Shell Company Acquisition Review, page 43

6. We note that Cassel Salpeter reviewed 44 transactions of publicly listed shell companies announced since January 2004. Please further describe the criteria for selecting the transactions, or identify the transactions. Please similarly revise to further describe the criteria for selecting the minority interest transactions.

Prospective Financial Information, page 47

7. We note your response to comment 15 in our letter dated September 30, 2010. If no financial forecasts or estimates were considered by Cassel, as stated in your response, then please explain the relevance and purpose of the two paragraphs in this subsection or revise.

Security Ownership of Certain Beneficial Owners, page 55

8. In footnote 4, you state that Mr. Howard is the president of Steel Partners LLC, which has voting power over all 4,779,722 shares held by Steel Partners Holdings L.P. and Steel Partners II, L.P. Please advise us as to why you believe Mr. Howard, as president of Steel Partners LLC, does not share, directly or indirectly, voting, investment or disposal power over the shares held by Steel Partners Holdings L.P. and Steel Partners LLC.

Past Contacts, Transactions, Negotiations and Agreements, page 60

9. We note the disclosure about the affiliated party transactions on page 44. Please revise to include all the information required by Item 1005(a) of Regulation M-A, or advise us.

Annex C

Disclaimer

10. Please remove the statement in the first sentence that the analysis spreads are "solely for use by the Independent Committee…," as inconsistent with the disclosure relating to the report. Alternatively, advise us of the basis for Cassel Salpeter's belief that shareholders cannot rely upon the report to support any claims against Cassel Salpeter arising under applicable state law (e.g., the inclusion of an express disclaimer in the engagement letter with Cassel Salpeter). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, state that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, state that the availability of such state-law defense to Cassel Salpeter would have no effect on the rights and responsibilities of either Cassel Salpeter or your board of directors under the federal securities laws. Refer to section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions